UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                            Kindred Healthcare, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.25 Per Share
                         (Title of Class of Securities)

                                    494580103
                                 (CUSIP Number)

                                January 12, 2004
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494580103                SC 13G                     Page 2 of 15


-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          King Street Capital, L.P.
          13-38-12174
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,010,880*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,010,880*
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,010,880*
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          2.6%^
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          PN
-----------------------------------------------------------------------------
* As of January 31, 2006, the reporting person owned warrants exercisable for 1,010,880 shares of common stock of the issuer. Prior to the date of filing this Schedule 13G, these warrants had been exercised and the underlying shares of common stock had been disposed of. Accordingly, as of the date of filing this Schedule 13G, the reporting person no longer beneficially owns such shares of common stock.
^ Calculated based on 37,331,738 shares of common stock outstanding as of January 31, 2006, as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005, plus the 1,010,880 shares of common stock which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 494580103                SC 13G                     Page 3 of 15


-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          King Street Capital, Ltd.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,984,092*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,984,092*
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,984,092*
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          5.0%^
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          CO
----------------------------------------------------------------------------
* As of January 31, 2006, the reporting person owned warrants exercisable for 1,984,092 shares of common stock of the issuer. Prior to the date of filing this Schedule 13G, these warrants had been exercised and the underlying shares of common stock had been disposed of. Accordingly, as of the date of filing this Schedule 13G, the reporting person no longer beneficially owns such shares of common stock.
^ Calculated based on 37,331,738 shares of common stock outstanding as of January 31, 2006, as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005, plus the 1,984,092 shares of common stock which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 494580103                SC 13G                     Page 4 of 15


-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          King Street Institutional, Ltd.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    164,028*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    164,028*
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          164,028*
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          0.4%^
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          CO
-----------------------------------------------------------------------------
* As of January 31, 2006, the reporting person owned warrants exercisable for 164,028 shares of common stock of the issuer. Prior to the date of filing this Schedule 13G, these warrants had been exercised and the underlying shares of common stock had been disposed of. Accordingly, as of the date of filing this Schedule 13G, the reporting person no longer beneficially owns such shares of common stock.
^ Calculated based on 37,331,738 shares of common stock outstanding as of January 31, 2006, as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005, plus the 164,028 shares of common stock which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 494580103                SC 13G                     Page 5 of 15


-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          King Street Advisors, L.L.C.
          13-38-12173
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,010,880*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,010,880*
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,010,880*
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          2.6%^
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO, IA
-----------------------------------------------------------------------------
* As of January 31, 2006, the reporting person beneficially owned warrants exercisable for 1,010,880 shares of common stock of the issuer. Prior to the date of filing this Schedule 13G, these warrants had been exercised and the underlying shares of common stock had been disposed of. Accordingly, as of the date of filing this Schedule 13G, the reporting person no longer beneficially owns such shares of common stock.
^ Calculated based on 37,331,738 shares of common stock outstanding as of January 31, 2006, as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005, plus the 1,010,880 shares of common stock which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 494580103                SC 13G                     Page 6 of 15


-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          King Street Capital Management, L.L.C.
          13-3978904
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,159,000*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,159,000*
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          3,159,000*
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          7.8%^
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO, IA
-----------------------------------------------------------------------------
* As of January 31, 2006, the reporting person beneficially owned warrants exercisable for 3,159,000 shares of common stock of the issuer. Prior to the date of filing this Schedule 13G, these warrants had been exercised and the underlying shares of common stock had been disposed of. Accordingly, as of the date of filing this Schedule 13G, the reporting person no longer beneficially owns such shares of common stock.
^ Calculated based on 37,331,738 shares of common stock outstanding as of January 31, 2006, as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005, plus the 3,159,000 shares of common stock which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 494580103                SC 13G                     Page 7 of 15


-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          O. Francis Biondi, Jr.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,159,000*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,159,000*
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          3,159,000*
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          7.8%^
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
-----------------------------------------------------------------------------
* As of January 31, 2006, the reporting person beneficially owned warrants exercisable for 3,159,000 shares of common stock of the issuer. Prior to the date of filing this Schedule 13G, these warrants had been exercised and the underlying shares of common stock had been disposed of. Accordingly, the reporting person no longer beneficially owns such shares of common stock.
^ Calculated based on 37,331,738 shares of common stock outstanding as of January 31, 2006, as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005, plus the 3,159,000 shares of common stock which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 494580103                SC 13G                     Page 8 of 15


-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Brian J. Higgins
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,159,000*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,159,000*
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          3,159,000*
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          7.8%^
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
-----------------------------------------------------------------------------
* As of January 31, 2006, the reporting person beneficially owned warrants exercisable for 3,159,000 shares of common stock of the issuer. Prior to the date of filing this Schedule 13G, these warrants had been exercised and the underlying shares of common stock had been disposed of. Accordingly, the reporting person no longer beneficially owns such shares of common stock.
^ Calculated based on 37,331,738 shares of common stock outstanding as of January 31, 2006, as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2005, plus the 3,159,000 shares of common stock which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 494580103                SC 13G                     Page 9 of 15


ITEM 1(a).  NAME OF ISSUER:
            Kindred Healthcare, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            680 South Fourth St., Louisville, KY 40202

Item 2(a).  Name of Person Filing:

            This Schedule 13G is being jointly filed by King Street Capital, L.P. ("KSC L.P."), King Street Capital, Ltd. ("KSC Ltd."), King Street Institutional, Ltd. ("KSI Ltd."), King Street Advisors, L.L.C. ("KSA"), King Street Capital Management, L.L.C. ("KSCM"), O. Francis Biondi, Jr. and Brian J. Higgins. KSC L.P., KSC Ltd., KSI Ltd., KSA, and Messrs. Biondi and Higgins are collectively referred to herein as "Reporting Persons".

      (b).  Address of Principal Business Office, or if None, Residence:

            The principal business address of KSC Ltd. and KSI Ltd. is:

            c/o Walkers Chambers
            P.O. Box 92
            Road Town, Tortola
            British Virgin Islands

            The principal business address of each of the other Reporting Persons is:

            65 East 55th Street
            30th Floor
            New York, New York 10022

      (c).  Citizenship:

            Messrs. Biondi and Higgins are both United States citizens. KSC Ltd. and KSI Ltd. are both companies organized under the laws of the British Virgin Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware, U.S.A.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES: Common Stock, Par Value $.25 per share

ITEM 2(e).  CUSIP NUMBER:

            494580103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

CUSIP No. 494580103                SC 13G                     Page 10 of 15


          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-
                   1(b)(1)(ii)(E)

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-
                   1(b)(1)(ii)(F)

          (g) [ ]  Parent Holding Company, in accordance with Rule 13d-
                   1(b)(ii)(G)

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.   OWNERSHIP.

KSC L.P.:
--------

      As of January 31, 2006, KSC L.P. owned warrants exercisable for 1,010,800 shares of common stock of the Issuer ("Common Stock"). Prior to the date of filing this Schedule 13G, these warrants had been exercised and the underlying shares of Common Stock had been disposed of. As of January 31, 2006, KSC L.P. could have been deemed the beneficial owner of 1,010,800 shares of Common Stock. This represents 2.6% of the outstanding shares of Common Stock as of January 31, 2006. This percentage of the outstanding shares of Common Stock is based on 37,331,738 shares outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2005, plus 1,010,800 shares of Common Stock which were beneficially owned by KSC L.P. and included pursuant to Rule 13d-3(d)(1)(i).

      As of January 31, 2006, KSC L.P. could have been deemed to have shared voting and dispositive power over the 1,010,880 shares of Common Stock that it beneficially owned, or 2.6% of the outstanding share of Common Stock.


KSC LTD.:
--------

      As of January 31, 2006, KSC Ltd. owned warrants exercisable for 1,984,092 shares of Common Stock. Prior to the date of filing this Schedule 13G, these warrants had been exercised and the underlying shares of Common Stock had been disposed of. As of January 31, 2006, KSC Ltd. could have been deemed the beneficial owner of 1,984,092 shares of Common Stock. This represents 5.0% of the outstanding shares of Common Stock as of January 31,

CUSIP No. 494580103                SC 13G                     Page 11 of 15


2006. This percentage of the outstanding shares of Common Stock is based on 37,331,738 shares outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2005, plus 1,984,092 shares of Common Stock which were beneficially owned by KSC Ltd. and included pursuant to Rule 13d-3(d)(1)(i).

      As of January 31, 2006, KSC Ltd. could have been deemed to have shared voting and dispositive power over the 1,984,092 shares of Common Stock that it beneficially owned, or 5.0% of the outstanding shares of Common Stock.


KSI LTD.:
--------

      As of January 31, 2006, KSI Ltd. owned warrants exercisable for 164,028 shares of Common Stock. Prior to the date of filing this Schedule 13G, these warrants had been exercised and the underlying shares of Common Stock had been disposed of. As of January 31, 2006, KSI Ltd. could have been deemed the beneficial owner of 154,028 shares of Common Stock. This represents 0.4% of the outstanding shares of Common Stock as of January 31, 2006. This percentage of the outstanding shares of Common Stock is based on 37,331,738 shares outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2005, plus 164,028 shares of Common Stock which were beneficially owned by KSI Ltd. and included pursuant to Rule 13d-3(d)(1)(i).

      As of January 31, 2006, KSI Ltd. could have been deemed to have shared voting and dispositive power over the 164,028 shares of Common Stock that it beneficially owned, or 0.4% of the outstanding shares of Common Stock.


KSA:
---

      Because KSA is the general partner of KSC L.P., pursuant to Rule 13d-1, as of January 31, 2006, KSA could have been deemed to be the beneficial owner of 1,010,880 shares of the Common Stock, or 2.6% of the outstanding shares of Common Stock, consisting of the shares which were beneficially owned by KSC L.P. This percentage of the outstanding shares of Common Stock is based on 37,331,738 shares outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2005, plus 1,010,800 shares of Common Stock which were beneficially owned by KSA and included pursuant to Rule 13d-3(d)(1)(i).

      Because of the relationship described above, as of January 31, 2006, KSA could have been deemed to have shared voting and dispositive power over the 1,010,880 shares of Common Stock, or 2.6% of the outstanding shares of Common Stock.


KSCM:
----

      Because KSCM has been delegated certain investment advisory responsibilities by KSA on behalf of KSC L.P., and is also the investment manager of KSC Ltd. and KSI Ltd., pursuant to Rule 13d-1, as of January 31, 2006, KSCM could been deemed to be the beneficial owner of 3,159,000 shares of Common Stock, or 7.8% of the outstanding shares of Common Stock, consisting

CUSIP No. 494580103                SC 13G                     Page 12 of 15


of the shares which were beneficially owned by KSC L.P., KSC Ltd. and KSI Ltd. This percentage of the outstanding shares of Common Stock is based on 37,331,738 shares outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2005, plus 3,159,000 shares of Common Stock which were beneficially owned by KSCM and included pursuant to Rule 13d-3(d)(1)(i).

      Because of the relationship described above, as of January 31, 2006, KSCM could have been deemed to have shared voting and dispositive power over the 3,159,000 shares of Common Stock, or 7.8% of the outstanding shares of Common Stock.


O. FRANCIS BIONDI, JR.:
----------------------

      Because Mr. Biondi is a Managing Principal of both KSA and KSCM, pursuant to Rule 13d-1, as of January 31, 2006, Mr. Biondi could have been deemed to be the beneficial owner of 3,159,000 shares of the Common Stock, or 7.8% of the outstanding shares of Common Stock, consisting of the shares which were beneficially owned by KSC L.P., KSC Ltd. and KSI Ltd. This percentage of the outstanding shares of Common Stock is based on 37,331,738 shares outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2005, plus 3,159,000 shares of Common Stock which were beneficially owned by Mr. Biondi and included pursuant to Rule 13d-3(d)(1)(i).

      Because of the relationship described above, as of January 31, 2006, Mr. Biondi could have been deemed to have shared voting and dispositive power over an aggregate of the 3,159,000 shares of the Common Stock, or 7.8% of the outstanding shares of Common Stock.


BRIAN J. HIGGINS:
----------------

      Because Mr. Higgins is a Managing Principal of both KSA and KSCM, pursuant to Rule 13d-1, as of January 31, 2006, Mr. Higgins could have been deemed to be the beneficial owner of 3,159,000 shares of the Common Stock, or 7.8% of the outstanding shares of Common Stock, consisting of the shares which were beneficially owned by KSC L.P., KSC Ltd. and KSI Ltd. This percentage of the outstanding shares of Common Stock is based on 37,331,738 shares outstanding as of January 31, 2006, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2005, plus 3,159,000 shares of Common Stock which were beneficially owned by Mr. Higgins and included pursuant to Rule 13d-3(d)(1)(i).

      Because of the relationship described above, as of January 31, 2006, Mr. Higgins could have been deemed to have shared voting and dispositive power over an aggregate of 3,159,000 shares of the Common Stock, or 7.8% of the outstanding shares of Common Stock.

      Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all of the shares of

CUSIP No. 494580103                SC 13G                     Page 13 of 15



the Common Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby makes the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 494580103                SC 13G                     Page 14 of 15


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2006
      --------------------

King Street Capital, L.P.*
By: King Street Advisors, L.L.C.,
      its general partner

By: /s/ Brian J. Higgins
    ------------------------
Name:  Brian J. Higgins
Title: Managing Principal


King Street Capital, Ltd.*
By: King Street Capital Management, L.L.C.

By: /s/ Brian J. Higgins
    ------------------------
Name:  Brian J. Higgins
Title: Managing Principal


King Street Institutional, Ltd.*
By: King Street Capital Management, L.L.C.

By: /s/ Brian J. Higgins
    ------------------------
Name:  Brian J. Higgins
Title: Managing Principal


King Street Advisors, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name:  Brian J. Higgins
Title: Managing Principal


King Street Capital Management, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name:  Brian J. Higgins
Title: Managing Principal

CUSIP No. 494580103                SC 13G                     Page 15 of 15


/s/ Brian J. Higgins
----------------------------
    Brian J. Higgins*


/s/ O. Francis Biondi, Jr.
----------------------------
    O. Francis Biondi, Jr.*

* The Reporting Persons disclaim beneficial ownership over the Common Stock reported herein except to the extent of its or his pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).